EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 16, 2022, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 16, 2022, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2021, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2021	Fourth Quarter 2020	Change	Year 2021	Year 2020	Change
Operating
Tonnes Milled	103,513	-	100%	165,304	204,286	-19%
Silver Ounces Produced	163,933	-	100%	245,372	317,299	-23%
Gold Ounces Produced	2,158	-	100%	3,386	1,935	75%
Copper Pounds Produced	1,128,728	-	100%	1,869,306	2,267,939	-18%
Silver Equivalent Ounces[1] Produced	541,432	-	100%	842,373	842,230	0%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	417,881	59,710	600%	524,993	1,071,367	-51%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$9.57	$14.01	-32%	$9.09	$10.68	-15%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$17.24	$73.08	-76%	$24.51	$20.35	20%

1. In Q4 2021, AgEq was calculated using metal prices of $23.33 oz Ag, $1,795 oz Au, and $4.40 lb Cu. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $2.67 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2021	Fourth Quarter 2020	Change	Year 2021	Year 2020	Change
Financial Operating Performance
Revenues	$9,318	$1,407	562%	$11,228	$16,022	-30%
Mine operating income (loss)	$4,406	$(1,251)	452%	$3,547	$190	1767%
Net income (loss) from continuing operations	$2,629	$(1,553)	269%	$(2,057)	$(7,482)	73%
Net income (loss)	$2,629	$(1,555)	269%	$(2,057)	$(7,651)	73%
Earnings (losses) before interest, taxes and amortization (“EBITDA”)[1]	$4,821	$(2,269)	312%	$443	$(6,945)	106%
Adjusted earnings (losses)[1]	$4,746	$(182)	2708%	$2,298	$1,500	53%
Per Share Amounts
Earnings (loss) per share – basic & diluted	$0.03	$(0.02)	250%	$(0.02)	$(0.09)	78%
Cash Flow per share[1] – basic	$0.04	$(0.03)	233%	$0.02	$(0.03)	167%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2021	December 31, 2020	Change	December 31, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$24,765	$11,713	111%	$24,765	$11,713	111%
Working capital	$31,635	$14,680	115%	$31,635	$14,680	115%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

4th Quarter and FY 2021 Highlights

Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

•

On October 27, 2021, the Company announced that it has entered into a definitive agreement (the “Agreement”) with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the state of Durango, Mexico, for upfront consideration of $29.7 million on closing and $5 million due within 12 months of closing. Further contingent consideration including cash, royalties and a mineral reserve discovery payment. The transaction is expected to close during Q1 2022

Mining Operations Resumed at Avino Mine

•

On August 3, 2021, the Company announced that mining operations have officially restarted at the Avino Mine. During H2 2021, mining activities continued to ramp up and the Company is confident that ramp up activities will continue throughout 2022.

Term Facility Repaid on Schedule

•

During 2021, the Company has fully repaid its $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). The Company remains committed to selling Avino Mine concentrate to Samsung until December 31, 2024.

Exploration Continues

•

Over 15,000 metres were drilled during the year. Areas drilled include the existing Oxide Tailings Resource, which is contained within the tailings storage facility (“TSF #1). 124 holes have been drilled on this program, with 110 having reported assays and currently under review by our technical team. Additional areas for exploration include the main Avino vein below current mining activities and at the La Potosina vein. Turnaround times for assay results have been slow and results will continue to be released throughout 2022.

Working Capital & Liquidity at December 31, 2021

•	The Company’s cash balance at December 31, 2021, totaled $24.8 million compared to $22.3 million at September 30, 2021 and $11.7 million at December 31, 2020. Working capital totaled $31.6 million at December 31, 2020, compared to $28.9 million at September 30, 2021 and $14.7 million at December 31, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Financial Results – Three months ended December 31, 2021, compared to three months ended December 31, 2020

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $9.3 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $1.4 million for Q4 2020, an increase of $7.9 million.

The increase in revenues is a direct result of the shutdown of mining operations until August 2021, as well as additional COVID-19 protocols, with the only revenues in the Q4 2020 period being from sales of stockpiled inventory, and sales from the finalization of provisionally priced invoices issued during Q2 and Q3 2020.

Metal prices for revenues recognized during the period were $22.83 per ounce of silver, $1,802 per ounce of gold, and $9,548 per tonne of copper, compared to averages of $24.48 per ounce of silver, $1,853 per ounce of gold, and $7,765 per tonne of copper, for Q4 2020.

Cost of Sales & Mine Operating Income

Cost of sales was $4.9 million, compared to $2.8 million in Q4 2020, an increase of $2.1 million. The increase in cost of sales is attributable to mining operations being active in Q4 2021, with no tonnage being mined and milled during Q4 2020. Any cost of sales in Q4 2020 related to sales of concentrate inventory, as well as $0.9 million in stand-by costs while the mining operations were shutdown.

Mine operating income, after depreciation and depletion, was $4.4 million, compared to a loss of $1.4 million in Q4 2020. The increase in mine operating income is a direct result of the Company being in production for Q4 2021, alongside higher feed grades for the current period, compared to the inventory processed and sold during Q4 2020.

The higher grades also resulted in lower per unit costs for mining and processing activities.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $0.8 million, compared to $0.8 million in Q4 2020, with no significant changes, even with the increased corporate activity surrounding ramp up procedures.

Share-based payments was $0.1 million, compared to $0.8 million in Q4 2020, a decrease of $0.7 million. The decrease is a direct result of no option or RSU grants occurring during 2021, whereas there were grants for both in 2020. Any share-based payment expense in Q4 2021 related to the three-year vesting period for RSUs issued in previous years.

Other Items

Other items totaled $0.6 million in income for the period, an increase of $0.3 million compared to income of $0.3 million related to other items in Q4 2020.

Unrealized gain on long-term investment was $0.6 million, an increase of $0.5 million compared to $0.1 million in Q4 2020. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration.

Fair value adjustment on warrant liability was a gain of $Nil million, an increase to income of $0.6 million compared to a loss of $0.6 million in Q4 2020. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Foreign exchange gain for the period was $0.1 million, a change of $0.8 million compared to a gain of $0.9 million in Q4 2020. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2021, the Canadian dollar and the US dollar depreciated slightly in relation to the Mexican peso, resulting in a foreign exchange loss.

The remaining Other Items resulted in income of $0.2 million, a change of $0.3 compared to a loss of $0.1 million for Q4 2020.

Current and Deferred Income Taxes

Current income tax expense remained fairly unchanged at $Nil for Q4 2021, compared to $0.1 million in income tax expense for Q4 2020. Given the return to profitable mining operations, the lower amount of current income tax expenses in Q4 2021 is a result of the current period application of income tax losses built up during 2020 and 2021.

Deferred income tax expense was $0.4 million, a change of $1.4 million compared to a recovery of $1.1 million in Q4 2020. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income from all operations was $2.6 million for the period, or $0.03 per share, compared to a loss of $1.6 million, or $0.02 per share during Q4 2020. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income, decreases in share-based payments, an increased unrealized gain on investments between the two comparable quarters. The positive movement in income/loss was partially offset by movements in unrealized foreign exchange, as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $4.8 million, a positive increase of $7.1 million when compared to losses of $2.3 million for Q4 2020. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $4.7 million, a positive increase of $4.9 when compared to adjusted losses of $0.2 million in the corresponding quarter in 2020. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants,  and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted losses.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce, excluding stand-by costs, was $9.71, compared to $14.01 for Q4 2020. The decrease in cash costs is a result of higher grades mined during the current period, which resulted in lower unit costs on a per ounce sold basis.

All-in sustaining cash costs per silver equivalent payable ounce was $17.55, compared to $73.08 for Q4 2020. The decrease in all-in sustaining cash costs during the current period is attributable to the items mentioned above, as well as the stand-by costs incurred during Q4 2020, of $0.9 million, with no comparable costs being incurred during the current period. Throughout Q4 2020, no production mining activities took place.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Financial Results – Year ended December 31, 2021, compared to year ended December 31, 2020

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $11.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $16.0 million for year ended December 31, 2020, a decrease of $4.8 million. The decrease in revenues is a direct result of the shutdown of mining operations until August 2021, as well as additional COVID-19 protocols, with the only revenues in the current period being from sales that occurred in the second half of 2021 and from the finalization of provisionally priced invoices.

Metal prices for revenues recognized during the period were $23.18 per ounce of silver, $1,802 per ounce of gold, and $9,524 per tonne of copper, in the prior year quarter, compared to $23.73, $1,885, and $6,610, respectively, for the same period in 2020.

Cost of Sales & Mine Operating Income

Cost of sales was $7.7 million, compared to $15.8 million in 2020, a decrease of $8.1 million. The decrease in cost of sales is attributable to lower production costs by $6.5 million as a result of lower tonnages mined and milled. Further, the Company incurred $0.8 million in stand-by costs, compared to $2.4 million in the comparable period for 2020, a decrease of $1.6 million. Depreciation and depletion remained consistent with 2020 at $2.0 million for the period.

Mine operating income was $3.5 million, compared to mine operating income of $0.2 million, an increase of $3.3 million. This was a direct result of higher feed grade for silver, gold, and copper, and increased metal prices for copper when compared to 2020,as well as the factors noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $3.6 million, compared to $2.9 million in 2020, an increase of $0.7 million The increase is attributable to increased administrative and support activity following the restart of mining operations in Q3 2021, as well as the cost reduction measures put into place following the government mandated COVID-19 shutdown in Q2 2020.

Share-based payments was $1.5 million, compared to $1.9 million in 2020, a decrease of $0.4 million. The decrease is a direct result of no option or RSU grants occurring during 2021, whereas there were grants for both in 2020. Any share-based payment expense in 2021 related to options vesting in Q1-Q3 2021, as well as the three-year vesting period for RSUs issued in previous years.

Other Items

Other items totaled $0.1 million in losses for the period, a favourable change of $4.2 million compared to a loss of $4.3 million related to other items in the comparable period in 2020.

Unrealized loss on long-term investment was $0.4 million, a decrease of $0.3 million compared to a loss of $0.1 million in 2020. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration.

Fair value adjustment on warrant liability was a gain of $1.6 million, a favourable change of $2.3 million compared to a loss of $0.7 million in 2020. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Realized loss on warrants exercised was $1.1 million, a decrease of $1.6 million compared to $2.7 million in 2020. During the current period, 1.0 million warrants were exercised, compared to 4.2 million warrants in the comparable period in 2020. These exercises generated all of the non-cash losses noted above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Foreign exchange loss for the period was $0.1 million, a decrease of $0.7 million compared to a loss of $0.8 million in the comparable period in 2020. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. Overall, during the year ended December 31, 2021, the Canadian dollar remained fairly constant in relation to the US dollar and Mexican peso, resulting in minimal foreign exchange loss. During the comparable period in 2020, the Canadian dollar depreciated in relation to the US dollar and Mexican peso, resulting in higher foreign exchange loss.

The remaining Other Items resulted in a loss of $0.1 million, a change of $0.1 million compared to a loss of $Nil million for the same remaining Other items in 2020.

Current and Deferred Income Taxes

Current income tax expense remained fairly unchanged when compared to 2020, with under $0.1 million in income tax expense for the current period and $0.2 million for the comparable period in 2020. Given the return to profitable mining operations, the lower amount of current income tax expenses in 2021 is a result of the current period application of income tax losses built up during 2020 and the first half of 2021.

Deferred income tax expense was $0.4 million, a change of $2.0 million compared to a recovery of $1.6 million for the comparable period in 2020. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net loss from all operations was $2.1 million for the period, or $0.02 per share, compared to a loss of $7.7 million, or $0.09 per share during the comparable period in 2020. The changes are a result of the items noted above, primarily increases to mine operating income, the decreased losses relating to warrants exercised, the favourable change in the fair value adjustment on warrant liability, and movements in unrealized foreign exchange between the two comparable periods.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $0.4 million, compared to losses of $6.9 million for 2020. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $2.3 million, an increase of $0.8 million when compared to $1.5 million in 2020. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted losses.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce, excluding stand-by costs was $9.09, compared to $10.68 for the comparable period in 2020. The decrease in cash costs is a result of higher grades mined during the current period, which resulted in lower unit costs on a per ounce sold basis.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

All-in sustaining cash costs per silver equivalent payable ounce, including stand-by costs, was $24.51, compared to $20.35 in 2020. The increase is due to the fact that during the majority of 2021, and up until Q3, no mining activities and sales took place due to the work stoppage. As such, ounces sold was significantly lower at 0.5 million silver equivalent ounces compared to 1.1 million during 2020. This contributed to the increase in all-in sustaining cash costs during the current period, as all administrative and sustaining costs were higher on a per ounce basis.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Three months ended December 31, 2021, compared to the three months ended December 31, 2020:

(000’s)	2021	2020
Revenue from mining operations	$9,318	$1,407
Cost of sales	4,912	2,658
Mine operating income (loss)	4,406	(1,251)
Operating expenses
General and administrative expenses	840	838
Share-based payments	79	795
Income (loss) before other items	3,487	(2,884)
Other items
Interest and other income	35	101
Gain on long-term investments	579	57
Fair value adjustment on warrant liability	21	(637)
Realized loss on exercise of warrants	-	(25)
Unrealized foreign exchange gain	132	890
Project evaluation expenses	(176)	-
Finance costs	(6)	(36)
Accretion of reclamation provision	(11)	(25)
Interest expense	(9)	(3)
Net income (loss) from continuing operations before income taxes	4,052	(2,562)
Income taxes
Current income tax expense	(2)	(73)
Deferred income tax (expense) recovery	(1,421)	1,082
Income tax (expense) recovery	(1,423)	1,009

Net income (loss) from continuing operations	$2,629	$(1,553)
Loss from discontinued operations and on disposal	-	(2)
Net income (loss)	$2,629	$(1,555)

Earnings (loss) per share from continuing operations
Basic & Diluted	$0.03	$(0.02)
Earnings (loss) per share
Basic & Diluted	$0.03	$(0.02)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Year ended December 31, 2021, compared to the year ended December 31, 2020:

(000’s)	2021	2020
Revenue from mining operations	$11,228	$16,022
Cost of sales	7,681	15,832
Mine operating income	3,547	190
Operating expenses
General and administrative expenses	3,566	2,902
Share-based payments	1,469	1,857
Loss before other items	(1,488)	(4,569)
Other items
Interest and other income	178	332
Gain on long-term investments	(423)	(124)
Fair value adjustment on warrant liability	1,581	(650)
Realized loss on exercise of warrants	(1,106)	(2,733)
Unrealized foreign exchange loss	(61)	(811)
Project evaluation expenses	(176)	-
Finance costs	(52)	(211)
Accretion of reclamation provision	(47)	(99)
Interest expense	(24)	(25)
Net loss from continuing operations before income taxes	(1,618)	(8,890)

Income taxes
Current income tax expense	(25)	(161)
Deferred income tax (expense) recovery	(412)	1,569
Income tax (expense) recovery	(439)	1,408

Net loss from continuing operations	$(2,057)	$(7,482)
Loss from discontinued operations and on disposal	-	(169)
Net loss	$(2,057)	$(7,651)

Loss per share from continuing operations
Basic & Diluted	$(0.02)	$(0.09)
Loss per share
Basic & Diluted	$(0.02)	$(0.09)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Consolidated Production Highlights

Q4 2021
Production by Mine	Tonnes Processed	Silver oz	Gold oz	Copper lbs	AgEq oz
Avino	103,513	163,933	2,158	1,128,728	541,432
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	103,513	163,933	2,158	1,128,728	541,432
YTD 2021
Production by Mine	Tonnes Processed	Silver oz	Gold oz	Copper lbs	AgEq oz
Avino	154,498	236,035	3,328	1,856,722	826,589
Historic Above Ground Stockpiles	10,806	9,336	58	12,584	15,784
Consolidated	165,304	245,372	3,386	1,869,306	842,373
Q4 2021
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	56	0.86	0.55	89%	75%	90%
Historic Above Ground Stockpiles	-	0.00	0.00	0%	0%	0%
Consolidated	56	0.86	0.55	89%	75%	90%
YTD 2021
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	53	0.88	0.60	89%	75%	91%
Historic Above Ground Stockpiles	41	0.26	0.12	65%	63%	45%
Consolidated	53	0.84	0.57	87%	75%	88%

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Avino Mine Production Highlights

	Q4 2021	Q4 2020	Change %	YTD 2021	YTD 2020	Change %
Total Mill Feed (dry tonnes)	103,513	-	100%	154,498	199,575	-23%
Feed Grade Silver (g/t)	56	-	100%	53	54	-2%
Feed Grade Gold (g/t)	0.86	-	100%	0.88	0.40	121%
Feed Grade Copper (%)	0.55	-	100%	0.60	0.58	3%
Recovery Silver (%)	89%	-	100%	89%	90%	-1%
Recovery Gold (%)	75%	-	100%	76%	75%	1%
Recovery Copper (%)	90%	-	100%	91%	88%	3%
Total Silver Produced (oz)	163,933	-	100%	236,035	312,819	-25%
Total Gold Produced (oz)	2,158	-	100%	3,328	1,916	74%
Total Copper Produced (lbs)	1,128,728	-	100%	1,856,722	2,263,082	-18%
Total Silver Equivalent Produced (oz)*	541,432	-	100%	826,589	835,370	-1%

* In Q4 2021, AgEq was calculated using metal prices of $23.33 oz Ag, $1,795 oz Au, and $4.40 lb Cu. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $2.67 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Exploration

Plans continued for the Company’s 30,000 metre exploration program and the Company is looking at all options to increase overall head grade and expand resources.

On January 10, 2022, the Company released drill results from Phase 2 of the drill campaign. In 2021, the Company drilled over 15,500 metres and was one of the Company’s main focuses for the year.

The reported results below are from the El Trompo Vein, the Santiago Vein and the La Malinche Vein and additional areas including the Nuestra Señora and the area below Level 17 at the current ET mine. The tables below include previous results achieved in 2021 and the latest new holes. In addition, we have completed drilling on the oxide tailings resource but are waiting for assays on a number of outstanding holes.

Brecha de Bajo Veins:

This vein is located Northeast of the Avino Vein at the eastern end. This vein is within 20m of the current mine working into the footwall and shows some potentially large, strongly mineralized widths with a 15.4m and 32.2m intersections. In addition to a showing of gold and silver grades, there is massive specularite (iron ore) mineralization. More work is planned in this area.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Table 1: The Brecha de Bajo and Bart Vein – Summary of Drilling – 3 holes and 843 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
NBX-21-02	259.10	260.30	1.20	0.06	151	3,743	614	1,807	211
And	276.60	284.40	7.80	0.08	21	5,550	66	1,611	103
And	300.40	301.05	0.65	0.06	48	7,565	128	3,063	159
NBX-21-03	184.05	185.55	1.50	0.14	84	3,236	762	2,491	147
And	186.90	202.30	15.40	0.27	72	2,569	2,808	1,326	141
Including	189.60	190.65	1.05	0.30	380	11,980	4,230	1,838	573
And	222.60	254.80	32.20	0.84	44	2,173	1,906	1,698	151
Including	247.85	249.80	1.95	1.58	120	1,187	1,355	453	267

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

Below Level 17 and West of the Current ET Mine Workings:

Eight holes were drilled to identify the continuity of the ET vein to the west and below the current mine workings on Level 17, and five assays have been received. ET-21-01 to 04 correspond to the area west of the current workings and it appears that the vein narrows significantly; however, more work is needed to understand the extent of the ET mineralization. ET-21-05 corresponds to the area below the current workings. It was redrilled (ET-21-05B) due to the original hole trending off target. The number of intersections correspond to offshoot vein and veinlets that make up the stockwork system of the Avino vein. The remaining outstanding assays are for holes below the current mining works.

Table 2: Below and Beside the ET Vein – Summary of Drilling – 8 holes and 3,170 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
ET-21-01	309.80	320.60	10.80	0.11	7	537	50	154	23
ET-21-02	364.65	365.85	1.20	0.03	9	84	165	302	14
ET-21-03	288.40	288.95	0.55	0.15	58	459	469	283	79
ET-21-04	303.00	310.50	7.50	0.85	8	210	46	116	79
including	309.30	310.20	0.90	2.59	15	513	44	115	228
ET-21-05	182.15	183.15	1.00	0.57	62	17,514	71	71	322
ET-21-05B	180.75	181.90	1.15	0.20	16	4,785	65	127	90
And	459.15	466.20	7.05	0.03	10	3,513	37	363	57
And	489.25	489.85	0.60	0.04	17	15,150	19	83	205
And	494.50	508.20	13.70	0.07	14	5,222	185	292	85
including	494.50	494.80	0.30	0.07	54	49,200	121	246	662

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

La Malinche Vein:

The La Malinche vein has been tested by six holes and the assays are shown in Table 3. The style of mineralization intersected resembles the low-sulphidation epithermal San Gonzalo vein, which was the main source of the Company’s production from 2012 to its closure in 2019. This vein may represent a northwestern fault-dislocated extension of the San Gonzalo vein.

More exploration work will be conducted to confirm this concept and broaden the understanding of the system.

Table 3: La Malinche – Summary of Drilling – 8 holes and 820 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
LM-21-07	29.90	30.10	0.20	7.87	100	2,710	27,700	2,880	870
LM-21-08	5.75	6.40	0.65	6.04	173	697	6,100	1,350	689
And	13.75	14.90	1.15	0.41	29	470	3,190	1,292	85
including	14.60	14.90	0.30	1.44	50	1,270	2,020	1,240	193
LM-21-08	16.60	16.65	0.05	1.49	320	2,650	75,400	1,800	746
And	86.98	87.03	0.05	0.42	61	2,890	99,600	17,300	557

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

These drill results are encouraging as the presence of mineralized material in the La Malinche Vein has been shown to extend along a strike distance of 250 metres and to a depth of 75 metres from surface. The 650 metre gap between the La Malinche vein and the northwest termination of the San Gonzalo vein remains prospective.

Nuestra Señora Vein

The Nuestra Señora structure is another example of an epithermal, low sulfidation vein. This structure ranges from 0.10 to 0.90 m wide, composed of white, gray, and banded quartz, abundant galena, sphalerite, and moderate argentite. Disseminated pyrite is also observed, as well as scarce chalcopyrite in some areas.

Table 4: Nuestra Señora – Summary of Drilling – 2 Holes at 340 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
NS-21-01	145.80	146.10	0.30	0.03	71	2,480	26,300	29,700	324
And	148.20	149.20	1.00	0.99	82	604	38,292	12,986	360
including	148.20	148.50	0.30	2.99	135	880	56,300	21,800	676
including	149.00	149.20	0.20	0.16	184	712	104,000	26,500	688
And	149.55	149.70	0.15	0.31	143	426	90,600	111,000	968
NS-21-02	154.30	154.55	0.25	0.10	206	73,400	521	930	1,116
And	157.65	157.75	0.10	0.08	174	63,200	643	702	958
And	157.90	158.20	0.30	0.04	100	41,200	333	456	609
And	159.25	159.75	0.50	0.06	106	14,200	436	701	289
And	160.25	161.15	0.90	0.17	268	20,928	6,288	10,121	603
including	160.25	160.50	0.25	0.06	192	24,200	1,300	2,440	508
including	160.50	160.70	0.20	0.12	323	22,300	1,470	1,770	618
including	160.70	161.15	0.45	0.26	285	18,500	11,200	18,100	649

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

13 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Santiago Vein:

The Santiago vein lies north of the ET Mine in an area of narrow veins that average 1 to 2 metres in width, and it intersects the San Gonzalo vein with similar style of mineralization to the historically exploited at San Gonzalo Mine. The San Gonzalo Mine previously produced 6 million ounces of silver equivalent until it closed in 2019. The continuity of the mineralization of the Santiago vein is being tested as well as a possible offset displacement by the San Gonzalo fault. This target was drilled from surface. Because of the proximity to San Gonzalo underground infrastructure, mining access would be relatively easy, if significant mineralization is found.

Table 5: Santiago Vein – Summary of Drilling – 7 holes and 1,717 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
ST-21-04	202.60	203.40	0.80	2.62	643	2,500	2,605	2,918	904
including	202.90	203.20	0.30	6.24	1,000	1,010	3,710	6,080	1,548
ST-21-07	211.2	211.4	0.2	0.16	46	2740	3480	262	106

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

El Trompo Vein:

The El Trompo Vein is an offshoot of the Avino Vein. Historical data suggests that there are narrower high-grade areas within the broader vein volume.  Also, existing underground infrastructure adjacent to the El Trompo vein, potentially provides rapid and easy access for mining. The structure has already been exposed and developed on the upper levels in the ET Area of the Avino Vein. Drilling on this vein has been from surface to confirm the continuity of the mineralization at depth.

Table 6: El Trompo Vein – Summary of Drilling – 9 hole and 1,569 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
TR-21-09	178.50	180.00	1.50	0.01	6	416	42	3,187	26

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

The recent El Trompo drilling has demonstrated continuity along 250 m of strike at a depth of 120 m below surface.

San Jorge Vein:

The San Jorge vein appears to be an extension of the Santiago vein across a known fault. Only one exploratory hole has been drilled to date.

Table 7: San Jorge Vein – Summary of Drilling - 1 hole and 133 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
SJG-21-01	83.30	85.50	2.20	0.02	10	100	55	433	15

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

14 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Current Drilling Highlights

As of Dec 31, 2021, the total meterage drilled was 15,583 and is as follows:

•	El Trompo Vein – 1,569 metres
•	Santiago Vein – 1,717 metres
•	La Malinche – 820 metres
•	Nuestra Senora – 340 metres
•	San Jorge – 133 metres
•	Below and Beside ET – 4,082 metres
•	Brecha de bajo and Bart Veins – 895 metres
•	La Potosina – 2,382 metres
•	Oxide Tailings – 3,645 metres

Assays are pending due to long turnaround times at the laboratories for some of the Oxide Tailings drilling as well as the holes at La Potosina, Brecha de Bajo and 3 holes below ET.

Avino Historic Above Ground Stockpile Production Highlights

	Q4 2021	Q4 2020	Change %	YTD 2021	YTD 2020	Change %
Total Mill Feed (dry tonnes)	-	-	0%	10,806	4,711	129%
Feed Grade Silver (g/t)	-	-	0%	41	59	-30%
Feed Grade Gold (g/t)	-	-	0%	0.26	0.31	-14%
Feed Grade Copper (%)	-	-	0%	0.12	0.15	-22%
Recovery Silver (%)	-	-	0%	65%	50%	30%
Recovery Gold (%)	-	-	0%	63%	41%	54%
Recovery Copper (%)	-	-	0%	45%	31%	45%
Total Silver Produced (oz)	-	-	0%	9,336	4,481	108%
Total Gold Produced (oz)	-	-	0%	58	19	205%
Total Copper Produced (lbs)	-	-	0%	12,584	4,857	159%
Total Silver Equivalent Produced (oz) calculated*	-	-	0%	15,784	6,860	130%

* In Q4 2021, AgEq was calculated using metal prices of $23.33 oz Ag, $1,795 oz Au, and $4.40 lb Cu. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $2.67 lb Cu.

Moving forward, no production is expected from the Historic Stockpiles, and any production during 2021 was a result of ramp-up procedures.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

15 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings, and includes the Company’s discontinued operations (see Note 5 of the consolidated audited financial statements):

Expressed in 000’s of US$, unless otherwise noted	Q4 2021	Q4 2020	YTD 2021	YTD 2020
Net income (loss) for the period	$2,629	$(1,555)	$(2,057)	$(7,651)
Depreciation and depletion	778	332	2,116	2,111
Interest income and other	(35)	(101)	(178)	(332)
Interest expense	9	3	24	25
Finance cost	6	36	52	211
Accretion of reclamation provision	11	25	47	99
Current income tax expense	2	73	27	161
Deferred income tax expense (recovery)	1,421	(1,082)	412	(1,569)
EBITDA	$4,821	$(2,269)	$443	$(6,945)
Fair value adjustment on warrant liability	(21)	637	(1,581)	650
Realized loss on warrants exercised	-	26	1,106	2,733
Share-based payments	78	795	1,469	1,857
Stand-by costs during strike action	-	1,519	800	2,394
Foreign exchange loss (gain)	(132)	(890)	61	811
Adjusted earnings (loss)	$4,746	$(182)	$2,298	$1,500

16 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $1,780 for the year ended December 31, 2021 (December 31, 2020 - $1,699) all of which is attributable to the Avino Mine

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following table provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

17 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The following table reconcile cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the three months ended December 31, 2021, and 2020:

Expressed in 000’s of US$, unless otherwise noted	Avino		AHAG Stockpiles		Consolidated
	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020
Cost of sales	$4,766	$2,658	$146	$-	$4,912	$2,658
Stand-by costs during strike action	-	(1,519)	-	-	-	(1,519)
Depletion and depreciation	(728)	(303)	(13)	-	(741)	(303)
Cash production cost	4,038	836	133	-	4,171	836
Payable silver equivalent ounces sold	417,881	59,710	18,004	-	435,885	59,710
Cash cost per silver equivalent ounce	$9.67	$14.01	$7.37	$-	$9.57	$14.01
General and administrative expenses	928	1,633	39	-	967	1,633
Treatment & refining charges	510	47	19		529	47
Penalties	1,181	45	19		1,200	45
Sustaining capital expenditures	774	1,106	-	-	774	1,106
Stand-by costs during stoppages	-	1,519	-	-	-	1,519
Share-based payments and G&A depreciation	(120)	(824)	(5)	-	(125)	(824)
Cash operating cost	$7,311	$4,362	$205	$-	$7,516	4,362
AISC per silver equivalent ounce	$17.50	$73.08	$11.37	$-	$17.24	$73.08

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the year ended December 31, 2021, and 2020:

Expressed in 000’s of US$, unless otherwise noted	Avino		AHAG Stockpiles		Consolidated
	2021	2020	2021	2020	2021	2020
Cost of sales	$7,535	$15,222	$146	$610	$7,681	$15,832
Stand-by costs during strike action	(800)	(2,394)	-	-	(800)	(2,394)
Depletion and depreciation	(1,963)	(1,981)	(13)	(14)	(1,976)	(1,995)
Cash production cost	4,772	10,847	133	596	4,905	11,443
Payable silver equivalent ounces sold	524,993	1,011,665	18,004	59,702	542,997	1,071,367
Cash cost per silver equivalent ounce	$9.09	$10.72	$7.37	$9.98	$9.03	$10.68
General and administrative expenses	5,045	4,622	39	137	5,084	4,759
Treatment & refining charges	637	1,274	19	67	656	1,341
Penalties	1,436	2,020	19	121	1,455	2,141
Sustaining capital expenditures	1,781	1,699	-	-	1,781	1,699
Stand-by costs during stoppages	800	2,394	-	-	800	2,394
Share-based payments and G&A depreciation	(1,604)	(1,945)	(5)	(28)	(1,609)	(1,973)
Cash operating cost	$12,867	$20,911	$205	893	$13,072	$21,804
AISC per silver equivalent ounce	$24.51	$20.67	$11.37	$14.95	$24.07	$20.35

18 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the three months and year ended December 31, 2021, and 2020.

	Q4 2021	Q4 2020	2021	2020
Operating cash flows before movements in working capital	$4,020	$(2,199)	$1,657	$(2,479)

Weighted average number of shares outstanding
Basic	102,243,211	89,568,682	100,161,357	83,180,069
Diluted	103,938,699	89,568,682	100,161,357	83,180,069
Cash Flow per Share – basic & diluted	$0.04	$(0.02)	$0.02	$(0.03)

Working Capital

	December 31, 2021	December 31, 2020
Current assets	$35,478	$19,702
Current liabilities	(3,843)	(5,022)
Working capital	$31,635	$14,680

Results of Operations

Summary of Quarterly Results

(000’s)	2021	2021	2021	2021	2020	2020	2020	2020
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$9,318	$1,881	$-	$29	$1,407	$2,659	$4,840	$7,116
Net income (loss) from all operations for the quarter	2,629	(214)	(2,654)	(1,818)	(1,555)	(4,589)	(1,276)	(232)
Earnings (loss) per share from all operations - basic	$0.03	$(0.00)	$(0.03)	$(0.02)	$(0.02)	$(0.05)	$(0.02)	$(0.00)
Earnings (loss) per share from all operations - diluted	$0.04	$(0.00)	$(0.03)	$(0.02)	$(0.02)	$(0.05)	$(0.02)	$(0.00)
Total Assets	$86,264	$82,109	$83,024	$84,550	$68,780	$71,638	$70,970	$67,420

•	Revenue increased in Q4 2021 compared to previous quarters after Q4 2020, due to the restart of operations and the commencement of sales.

•	Net income in Q4 2021 increased primarily due to higher mine operating income of $5.6 million compared with prior quarter, partially offset by higher current and deferred income tax of $1.4 million.

•	Total assets increased at December 31, 2021 compared to previous quarters in 2021, as result of increased operating cash flow generation. Total assets had increased compared to 2020 due to the receipt of net proceeds from financing activities of $19.2 million in connection with a brokered at-the-market offering issued under prospectus supplements, warrants and stock options exercised, most of which came in during Q1 2021.

19 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company is using the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 15,500 metres of the program had been completed.

The Company will use the gross proceeds raised from the at-the-market offering, as well as warrants and options exercised, for advancing the development of other areas of the Avino Mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $1.1 million for exploration and evaluation activities, acquired property and equipment of $2.8 million, and made lease and loan repayments of $0.5 million during the year ended December 31, 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Intended Use of Proceeds	Actual Use of Proceeds

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5.0 million. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $5.0 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at December 31, 2021 and December 31, 2020, as well as movements in cash flow during the year ended December 31, 2021 and 2020, is as follows:

Statement of Financial Position

(000’s)	December 31, 2021	December 31, 2020
Cash	$24,765	$11,713
Working capital	31,635	14,680
Accumulated Deficit	(55,953)	(54,339)

Cash Flow

(000’s)	December 31, 2021	December 31, 2020
Cash generated by operating activities	$109	$72
Cash generated by financing activities	16,092	4,203
Cash used in investing activities	(3,207)	(2,167)
Change in cash	12,994	2,108
Effect of exchange rate changes on cash	58	(20)
Cash, beginning of period	11,713	9,625
Cash, end of period	$24,765	$11,713

Operating Activities

Cash generated by operating activities for the year ended December 31, 2021, was $0.1 million compared to $0.1 million used for the year ended December 31, 2020. Cash movements from operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Financing Activities

Cash generated by financing activities was $16.1 million for the year ended December 31, 2021, compared to $4.2 million for the year ended December 31, 2020. Cash generated by financing activities for the year ended December 31, 2021, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants and stock options. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing equipment loans and finance leases for mining equipment.

During the year ended December 31, 2021, the Company received net proceeds from issuance of shares for cash of $18.1 million (December 31, 2020 - $4.7 million), received proceeds from warrants exercise by $0.8 million (December 31, 2020 - $3.7 million) and received proceeds from stock options exercised by $0.2 million (December 31, 2020 - $0.03 million). The Company also made term facility repayments of $2.5 million (December 31, 2020 - $3.3 million) and made finance lease and equipment loan payments totalling $0.5 million (December 31, 2020 - $0.9 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2021, was $3.2 million compared to $2.2 million for year ended December 31, 2020. Cash generated from the proceeds of sale of common shares in Talisker totalled $Nil (December 31, 2020 - $1.3 million). Proceeds were re-invested through the exercise of share purchase warrants in Talisker, totalling $Nil (December 31, 2020 - $1.2 million).

Other financing activities the year ended December 31, 2021, includes cash capital expenditures and exploration and evaluation expenditures of $3.2 million (December 31, 2020 - $2.2 million) on the acquisition of property and equipment and exploration expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Salaries, benefits, and consulting fees	$1,021	$757	$723
Share-based payments	1,188	1,468	659
	$2,209	$2,225	$1,382

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to / (from) related parties:

	December 31, 2021	December 31, 2020
Oniva International Services Corp.	$107	$106
Directors	56	48
	$163	$154

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2021, 2020 and 2019 the Company paid $239, $224 and $226, respectively to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the year ended December 31, 2021, 2020 and 2019 are summarized below:

	2021	2020	2019
Salaries and benefits	$766	$636	$665
Office and miscellaneous	403	290	322
Exploration and evaluation assets	-	-	206
	$1,169	$926	$1,193

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2020 – three) counterparty (see Note 23. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited consolidated statement of financial position. At December 31, 2021, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2021, in the amount of $24,765 and working capital of $31,635 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2021, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,260	$3,260	$-	$-
Amounts due to related parties	163	163	-	-
Minimum rental and lease payments	889	96	331	462
Finance lease obligations	1,152	438	714	-
Total	$5,464	$3,957	$1,045	$462

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2021		December 31, 2020
	MXN	CDN	MXN	CDN
Cash	$3,576	$1,450	$36,896	$2,831
Long-term investments	-	4,976	-	5,317
Reclamation bonds	-	6	-	6
Amounts receivable	-	33	-	20
Accounts payable and accrued liabilities	(57,604)	(211)	(22,972)	(157)
Due to related parties	-	(206)	-	(196)
Finance lease obligations	(1)	(394)	(1,543)	(448)
Net exposure	(54,029)	5,654	12,381	7,373
US dollar equivalent	$(2,363)	$(4,054)	$620	$5,791

Based on the net US dollar denominated asset and liability exposures as at December 31, 2021, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2021, by approximately $143 (year ended December 31, 2020 - $589). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2021, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $26 (December 31, 2020 - $2).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2021, a 10% change in market prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2020 - $418).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021:

	Level 1	Level 2	Level 3
Financial assets
Cash	$24,765	$-	$-
Amounts receivable	-	1,208	-
Long-term investments	3,939	-	-
Total financial assets	$28,704	$1,208	$-
Financial liabilities
Warrant liability	-	-	(741)
Total financial liabilities	$-	$-	$(741)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2021, the Company’s Level 3 financial instruments consisted of the Silver Wolf warrants and the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2021 and 2020, see Note 14 of the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The Company’s Level 3 financial assets, which consists of warrants of Silver Wolf that were acquired during the year ended December 31, 2021 (see Note 8 for long-term investments details and Note 9 for details of the acquisition). The warrants are measured on acquisition and at December 31, 2021, using the following assumptions:

	December 31, 2021		March 1, 2021
Weighted average assumptions:
Risk-free interest rate		0.91%		0.26%
Expected dividend yield		0%		0%
Expected life (years)		2.19		3.00
Expected stock price volatility		128.24%		129.51%
Weighted average fair value at grant date	C$	0.11	C$	0.32

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations have been temporarily shut-down since April 2020, first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement must be approved by the Mexican governmental labour authority. On August 3, 2021, the Company announced that mining operations had resumed. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2021	December 31, 2020
Not later than one year	$96	$20
Later than one year and not later than five years	330	14
Later than five years	462	3
	$889	$37

Office lease payments recognized as an expense during the year ended December 31, 2021, totalled $16 (December 31, 2020 - $40).

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 16, 2022 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)
Share capital	102,243,211		-	-
Warrants (US$)	1,950,412		$0.80	1.53
Restricted Share Units (“RSUs”)	1,439,477		-	0.43 – 1.39
Stock options	2,839,000	C$	0.79 - C$1.98	0.52 – 3.39
Fully diluted	108,472,100

The following are details of outstanding stock options as at December 31, 2021 and March 16, 2022:

Expiry Date	Exercise Price Per Share		Number of Shares Remaining Subject to Options (December 31, 2021)	Number of Shares Remaining Subject to Options (March 16, 2022)
September 20, 2022	C$	1.98	880,000	880,000
August 28, 2023	C$	1.30	105,000	105,000
August 21, 2024	C$	0.79	174,000	174,000
August 4, 2025	C$	1.64	1,680,000	1,680,000
Total:			2,839,000	2,839,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

The following are details of outstanding warrants as at December 31, 2021 and March 16, 2022:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2021)	Number of Underlying Shares (March 16, 2022)
September 25, 2023	$0.80	1,950,412	1,950,412
Total:		1,950,412	1,950,412

The following are details of outstanding RSUs as at December 31, 2021 and March 16, 2022:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2021)	Number of Shares Remaining Subject to RSUs (March 16, 2022)
August 21, 2022	539,733	539,733
August 4, 2023	899,744	899,744
Total:	1,439,477	1,439,477

Proposed Transactions

Acquisition of La Preciosa – On October 27, 2021, the Company announced it has entered into a share purchase agreement (the “Transaction”) to indirectly acquire through the purchase of the shares of certain holding companies, the La Preciosa Property (“La Preciosa”) from Coeur Mining, Inc. (“Coeur”).

Consideration of $20 million, of which $15 million is payable at the closing of the Transaction from Avino’s cash on hand and the remaining $5 million is payable before the first anniversary of the closing date.

Additionally, Avino will issue 14.0 million units (the “Units”), each comprising one common share and one-half of a common share purchase warrant (each full warrant, a “Warrant”).

Contingent cash consideration of US$8.75 million will be payable by Avino to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino shares. Coeur will retain ownership of a 1.25% net smelter return royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas.

So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

The completion of the proposed Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the Unit consideration and contingent payment amount by the NYSE American, the Toronto Stock Exchange, and any other necessary third party approvals. The Closing of the Transaction is expected to occur during Q1 2022.

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Recent Accounting Pronouncements

Application of new and revised accounting standards:

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021, and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early adoption permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2021, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

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Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.  Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2021, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

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Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 16, 2022. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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